Mail Stop 3561

August 21, 2006

Via Fax & U.S. Mail

Mr. Philip H. Trenary, Chief Executive Officer
Pinnacle Airlines Corp.
1689 Nonconnah Boulevard
Suite 111
Memphis, Tennessee 38132

> **Re: Pinnacle Airlines Corp.**
> **Form 10-K for the year ended December 31, 2005**
> **Filed March 3, 2006**
> **Form 10-Q for the quarter ended March 31, 2006**
> **Filed April 27, 2006**
> **Form 10-Q for the quarter ended June 30, 2006**
> **Filed August 1, 2006**
> **File No. 001-31898**

Dear Mr. Trenary:

We have reviewed your response letter dated August 11, 2006 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the year ended December 31, 2005

Estimated Losses on Subleased Aircraft, page 56

1.   Please refer to our prior comment 4. Although we note your response, we continue to believe that since the time of Mesaba's bankruptcy, the amounts you expect to recover from Mesaba no longer represent sublease income, but a possible gain contingency claim that you may or may not receive as an unsecured creditor in the bankruptcy proceedings. It appears as though the amount of unrecorded liability on the balance sheet of $7.5 million is not significant. However, that amount recorded as income or netted against the bankruptcy losses is somewhat significant with regards to net income. Please revise your financial statements to reflect the full amount of the liability without regard to the amounts that may possibly be recovered in the bankruptcy proceedings. Alternatively, explain why you believe it is "reasonably possible" you could obtain sublease rentals of $7.5 million related to the leased property.

2.   In a related matter, please reconcile the amounts from your response of an $8.1 million loss at December 31, 2005 with $10.1 million disclosed on page 8 of your June 30, 2006 10-Q. Specifically include amounts netted against the loss for the expected recovery at December 31, 2005.

Quarterly Report on Form 10-Q for the quarter ended March 31, 2006

Note 2. Northwest and Mesaba Bankruptcy Filings, page 5

3.   We note your response to our prior comment 8 and require further information. Please provide us with the journal entries posted, including the original entries to record the $1,778 payable to Northwest and subsequent related entries. Please clarify the difference between the $1,778 that you thought appropriate to offset against Northwest receivables with the $1,565 reduction in the accounts receivable allowance. Tell us what other evidence, other than minimal direct billings by these vendors led you to believe you would not owe certain amounts to Northwest. Explain to us if you received further information that Northwest had indeed paid these vendors prior to filing for bankruptcy or if there was some update during the bankruptcy proceedings that indicated these vendors would not seek payment directly from Pinnacle.

Quarterly Report on Form 10-Q for the quarter ended June 30, 2006

Notes to Condensed Consolidated Financial Statements, page 6
Note 6. Employee Benefit Plans, page 10

4.   Please provide us with further details of the impact of the APBO recognized in the second quarter of 2006 on current and prior years and the quarterly periods for the current and prior years. Include in your response at what point in time it was discovered that the liability needed to be recorded. If you just discovered this in the second quarter of 2006, please tell us why you did not record the adjustment as the correction of an error. If you were aware of the adjustments to the liability that should have been made each quarter and did not record, please tell us why.

                                        ****

You may contact Heather Tress at 202-551-3624 or me at 202-551-3813 if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        Linda Cvrkel
                                        Branch Chief